Exhibit 11

MARCONI STRATEGIC COMMUNICATIONS

London — August 1, 2002 — Further to speculation in the press today, Marconi plc (MONI) confirms that it is engaged in discussions with Finmeccanica SpA regarding Marconi’s Strategic Communications business. Those discussions are at an advanced stage. Further announcements will be made in due course.

ENDS/...

About Marconi plc

Marconi plc is a global company with research and development facilities in 19 countries, manufacturing operations in 16 countries, and customers in over 100 countries. Marconi delivers innovative solutions that transform communications, networks. Marconi plc is listed on the London Stock Exchange under the symbol MONI.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright © 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Joe Kelly/David Beck Public Relations +44 (0) 207 306 1771 joe.kelly@marconi.com	Heather Green Investor Relations +44 (0) 207 306 1735 heather.green@marconi.com